                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -----------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         LANDMARK GRAPHICS CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   514913102
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Lester L. Coleman
                    Executive Vice President/General Counsel
                              Halliburton Company
                   3600 Lincoln Plaza, 500 North Akard Street
                           Dallas, Texas  75201-3391
                                 (214) 978-2600
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 30, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with this statement. [X]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

     The total number of shares reported herein is 1,971,263 shares, which constitutes approximately 11.27% of the total number of shares outstanding. Ownership percentages set forth herein assume that at June 30, 1996 there were 17,498,396 shares outstanding.

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON.............................   HALLIBURTON COMPANY

     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON......................................            73-0271280
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     Not Applicable
- --------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER
OF                           0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED
BY                           1,971,263
EACH                    --------------------------------------------------------
REPORTING               9    SOLE DISPOSITIVE POWER
PERSON
WITH:                        0
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,971,263
- --------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.27% (approximate)
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.
- ------   -------------------

     This Schedule 13D relates to the common stock, par value $.05 per share ("Landmark Common Stock"), of Landmark Graphics Corporation, a corporation organized under the laws of the State of Delaware ("Landmark"). The principal executive offices of Landmark are located at 15150 Memorial Drive, Houston, Texas, 77079-4304.

ITEM 2.  IDENTITY AND BACKGROUND.
- ------   -----------------------

     This Schedule 13D is being filed by Halliburton Company, a corporation organized under the laws of the State of Delaware ("Halliburton"). Halliburton is one of the world's largest diversified energy services and engineering and construction services companies. The principal offices of Halliburton are located at 3600 Lincoln Plaza, 500 North Akard Street, Dallas, Texas, 75201-3391.

     Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of Halliburton.

     During the last five years, to the best of Halliburton's knowledge, neither Halliburton nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Halliburton or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     With the exception of Lord Clitheroe who is a citizen of the United Kingdom, each executive officer and director of Halliburton is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director of Halliburton are set forth in Exhibit A to this Schedule 13D and are specifically incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- ------   -------------------------------------------------

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.
- ------   ----------------------

     Halliburton, Halliburton Acq. Company, a Delaware corporation and wholly-owned subsidiary of Halliburton ("Merger Sub"), and Landmark entered into an Agreement and Plan of Merger, dated June 30, 1996 (the "Merger Agreement"), pursuant to which Landmark will be merged with and into Merger Sub (the "Merger"). Pursuant to the Merger Agreement, each share of Landmark Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into 0.574 shares (the "Exchange Ratio") of common stock, par value $2.50 per share, of Halliburton (the "Halliburton Common Stock"). Notwithstanding the foregoing, if between June 30, 1996 and the Effective Time the outstanding shares of Halliburton Common Stock or Landmark Common Stock are changed into a different number of shares or a different class by reason of any stock dividend, subdivision, combination or exchange of shares or any reclassification or recapitalization, the Exchange Ratio will be correspondingly adjusted to reflect such stock dividend, subdivision, combination or exchange of shares or any reclassification or recapitalization. A copy of the Merger Agreement is included as Exhibit B to this Schedule 13D, and the Merger Agreement is specifically incorporated by reference herein.

     Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions contained in the Merger Agreement, including the receipt of approval of the Merger by the stockholders of Landmark, the receipt of certain regulatory approvals, and the receipt of legal opinions that the Merger will be tax-free and will be accounted for as a pooling of interests. The Merger Agreement and the transactions contemplated by the Merger will be submitted for approval at a special meeting of the stockholders of Landmark that is expected to take place during the latter part of the third or early part of the fourth calendar quarter of 1996.

     In connection with the Merger Agreement, Halliburton entered into a Voting Agreement, dated as of June 30, 1996 (the "Voting Agreement"),with S. Rutt Bridges, a director and executive officer of Landmark, and Barbara Ann Bridges, his wife (collectively, the "Stockholders"), holding in the aggregate 1,971,263 shares of Landmark Common Stock (or approximately 11.27% of the number of shares outstanding on June 30, 1996). Pursuant to the Voting Agreement, the Stockholders have, among other things, agreed to vote, and to cause each member of the Stockholder Group (as defined below) to vote, all Landmark Common Stock beneficially owned by them in favor of the Merger and against any business combination proposal or other matter that may interfere or be inconsistent with the Merger (including a competing transaction). The Stockholders also have agreed, if reasonably requested by Halliburton in order to facilitate the Merger, that they will not, and they will cause each member of the Stockholder Group not to, attend or vote any Landmark Common Stock beneficially owned by them at any annual or special meeting of stockholders or execute any written consent of stockholders. A copy of the Voting Agreement is included as Exhibit C to this Schedule 13D, and the Voting Agreement is specifically incorporated by reference herein.

  The Stockholders also have agreed that no Stockholder or any corporation or other person or entity controlled by any Stockholder or any affiliate or associate thereof, other than Landmark and its subsidiaries (collectively, the "Stockholder Group"), will, directly or indirectly, sell, transfer, pledge or otherwise dispose of, or grant a proxy with respect to, any shares of Landmark Common Stock beneficially owned by any member of the Stockholder Group to any person or entity (other than to any member of the Stockholder Group or its designee), or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing.

     Except as set forth herein, Halliburton presently does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
- ------   --------------------------------

     Pursuant to the Voting Agreement, the Stockholders, as described above in
Item 4, have agreed to vote, and will cause each member of the Stockholder Group to vote, all Landmark Common Stock beneficially owned by them in favor of the Merger and against any business combination proposal or other matter that may interfere or be inconsistent with the Merger (including a competing transaction). The Stockholders also have agreed, if reasonably requested by Halliburton in order to facilitate the Merger, that they will not, and they will cause each member of the Stockholder Group not to, attend or vote any Landmark Common Stock beneficially owned by them at any annual or special meeting of stockholders or execute any written consent of stockholders. Consequently, Halliburton shares voting, but not dispositive, power as to such 1,971,263 shares of Landmark Common Stock.

  The Stockholders also have agreed that no Stockholder or any member of the Stockholder Group will, directly or indirectly, sell, transfer, pledge or otherwise dispose of, or grant a proxy with respect to, any shares of Landmark Common Stock beneficially owned by any member of the Stockholder Group to any person or entity (other than to any member of the Stockholder Group or its designee), or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing.

     Pursuant to a Stock Option Agreement, dated as of June 30, 1996 (the "Stock Option Agreement"), by and between Halliburton and Landmark, Landmark has granted to Halliburton an irrevocable option (the "Stock Option") to purchase a number of shares equal to up to 15% of the shares of Landmark Common Stock outstanding as of June 30, 1996 (as adjusted) for an exercise price of $31.857 per share. The Stock Option is exercisable only after the occurence of certain specific events which, in general, involve (i) a proposal (together with certain actions or the failure to take certain actions by Landmark) by a person other than Halliburton and its affiliates to acquire Landmark, any of its significant subsidiaries, or a percentage of Landmark's consolidated assets or a percentage of its securities, (ii) the actual (or, in certain circumstances, proposed) acquisition by such person of a percentage of Landmark's outstanding common stock or (iii) the withdrawals or modification of the favorable recommendation of the Merger by the Board of Directors of Landmark. The Stock Option was granted by Landmark to Halliburton in connection with, and as an inducement for, Halliburton's entering into the Merger Agreement. A copy of the Stock Option Agreement is included as Exhibit D to this Schedule 13D, and the Stock Option Agreement is specifically incorporated by reference herein.

     No transactions in Landmark Common Stock were effected during the past sixty days by Halliburton or, to the best of Halliburton's knowledge, by any executive officer or director of Halliburton. In addition, no other person is known by Halliburton to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
- ------   -------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------

     Contracts, arrangements, understandings or relationships with respect to securities of Landmark consist of the Merger Agreement, the Voting Agreement, the Stock Option Agreement and certain affiliate's agreements, by and between Halliburton and the affiliates of Landmark (collectively, the "Affiliate's Agreements"). The Merger Agreement, the Voting Agreement, the Stock Option Agreement, and a form of the Affiliate's Agreements are attached hereto as Exhibits B, C, D, and E, respectively, and are specifically incorporated herein by reference. See also description of certain of the aforementioned documents in Items 4 and 5 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
- ------   --------------------------------

     The following Exhibits are filed as part of this Schedule 13D:

Exhibit A      -   Name, Business Address, and Present Principal Occupation of
                   Each Executive Officer and Director of Halliburton.

Exhibit B      -   Agreement and Plan of Merger, dated as of June 30, 1996, by and among Halliburton, Merger Sub and Landmark.

Exhibit C      -   Voting Agreement, dated as of June 30, 1996, by and among
                   Halliburton, S. Rutt Bridges, and Barbara Ann Bridges.

Exhibit D      -   Stock Option Agreement, dated as of June 30, 1996, by and
                   between Halliburton and Landmark.

Exhibit E      -   Form of Affiliate's Agreement by and between Halliburton and
                   Certain Affiliates of Landmark.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 25, 1996                    HALLIBURTON COMPANY



                                        By: /s/ LESTER L. COLEMAN
                                            ------------------------------------
                                               Lester L. Coleman
                                               Executive Vice President and
                                               General Counsel

                                 EXHIBIT INDEX
                                 -------------

                                                                      SEQUENTIAL
EXHIBIT                      DESCRIPTION                             PAGE NUMBER
- -------                      -----------                             -----------

   A Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Halliburton Company.

   B Agreement and Plan of Merger, dated as of June 30, 1996, by and among Halliburton Company, Halliburton Acq. Company and Landmark Graphics Corporation (incorporated by reference to
           Exhibit 2(a) to Halliburton Company's Current Report on Form 8-K dated June 30, 1996).

   C Voting Agreement, dated as of June 30, 1996, by and among Halliburton Company, S. Rutt Bridges, and Barbara Ann Bridges (incorporated by reference to Exhibit 2(c) to Halliburton Company's Current Report on Form 8-K dated June 30, 1996).

   D Stock Option Agreement, dated as of June 30, 1996, by and between Halliburton Company and Landmark Graphics Corporation (incorporated by reference to Exhibit 2(b) to Halliburton Company's Current Report on Form 8-K dated June 30, 1996).

   E Form of Affiliate's Agreement by and between Halliburton Company and Certain Affiliates of Landmark Graphics Corporation (incorporated by reference to Annex B to Exhibit 2(a) to Halliburton Company's Current Report on Form 8-K dated June 30, 1996).

                                   EXHIBIT A
                                   ---------

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OF
           ----------------------------------------------------------
               EACH EXECUTIVE OFFICER AND DIRECTOR OF HALLIBURTON
               --------------------------------------------------

I.   Executive Officers of Halliburton
     ---------------------------------

                                                         Present Principal
Name                         Business Address                Occupation
- ----                         ----------------            -----------------

Richard B. Cheney        3600 Lincoln Plaza,         Chairman of the Board,
                          500 North Akard Street     President and Chief
                         Dallas, Texas  75201-3391   Executive Officer and
                                                     Director

David J. Lesar           3600 Lincoln Plaza,         Executive Vice President
                          500 North Akard Street     and Chief Financial Officer
                         Dallas, Texas  75201-3391

Lester L. Coleman        3600 Lincoln Plaza,         Executive Vice President
                          500 North Akard Street     and General Counsel
                         Dallas, Texas  75201-3391

Dale P. Jones            3600 Lincoln Plaza,         Vice Chairman and
                          500 North Akard Street     Director
                         Dallas, Texas  75201-3391

Kenneth R. LeSuer        3600 Lincoln Plaza,         President and Chief
                          500 North Akard Street     Executive Officer of
                         Dallas, Texas  75201-3391   Halliburton Energy
                                                     Services

Tommy E. Knight          3600 Lincoln Plaza,         President and Chief
                          500 North Akard Street     Executive Officer of
                         Dallas, Texas  75201-3391   Brown & Root, Inc.



II.  Non-Employee Directors of Halliburton
     -------------------------------------
[CAPTION]

                                                         Present Principal
Name                      Business Address                  Occupation
- ----                      ----------------               -----------------

Anne L. Armstrong     Kleberg National Bank Bldg.    Chairman of the Board of Trustees,
                      6th and Kleberg Streets        Center for Strategic and
                      Kingsville, Texas 78363        International Studies,
                                                     Washington, DC

Richard B. Cheney     3600 Lincoln Plaza             Chairman of the Board,
                      500 North Akard Street         President and Chief Executive
                      Dallas, Texas 75201            Officer of Halliburton Company

Lord Clitheroe        Downham Hall, Clitheroe        Chairman, The Yorkshire Bank,
                      Lancashire, BB7 4DN            PLC

Robert L. Crandall    AMR Corporation                Chairman, President and Chief
                      4333 Amon Carter Blvd.,        Executive Officer, AMR Corporation;
                      6 North                        and Chairman and Chief Executive
                      Fort Worth, Texas 76155        Officer, American Airlines, Inc.

W. R. Howell          6501 Legacy Drive, Bldg. D,    Chairman of the Board,
                      2nd Floor                      J.C. Penney Company, Inc.
                      Plano, Texas 75024


Delano E. Lewis       635 Massachusetts Ave., N.W.   President and Chief Executive
                      Washington, DC 20001-3753      Officer, National Public Radio

Dale P. Jones         3600 Lincoln Plaza             Vice Chairman, Halliburton
                      500 North Akard Street         Company
                      Dallas, Texas 75201

C. J. Silas           P. O. Box 2127                 Retired Chairman of the Board
                      408 Professional Building      and Chief Executive Officer,
                      4th & Keeler Streets           Phillips Petroleum Company
                      Bartlesville, Oklahoma 74003

Roger T. Staubach     6750 LBJ Freeway, Suite 1100   Chairman and Chief Executive
                      Dallas, Texas 75240            Officer, The Staubach Company

Richard J.            376 South Valencia Avenue      Chairman Emeritus, Unocal
  Stegemeier          Brea, California 92621         Corporation

E. L. Williamson      83 Dogwood Drive               Retired Chairman of the Board
                      Covington, Louisiana 70433     and Chief Executive Officer,
                                                     The Louisiana Land and
                                                     Exploration Company
